[redacted]

09056380

STATES
HANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 15 2009
503

19
5/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Worth Mountain capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Court Street
(No. and Street)

Middlebury (City) VT (State) 05753 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert E Moses
(Name – *if individual, state last, first, middle name*)

44 School Street (Address) Lebanon (City) NH (State) 03766 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Gregory O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worth Mountain Capital ~~BHF~~ Securities, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET MORRISON
Notary Public, Vermont
My Commission Expires 2/10/11

P.G. O'B
Signature

Chief Compliance Officer
Title

Janet Morrison
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORTH MOUNTAIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT

Robert E. Moses

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Worth Mountain Capital Securities, LLC:

We have audited the balance sheet of Worth Mountain Capital Securities, LLC (a Delaware limited liability company) as of December 31, 2008, and the related statements of operations and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worth Mountain Capital Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert E. Moses

Lebanon, New Hampshire
February 19, 2009

Vermont License #316

44 SCHOOL STREET • P.O. BOX 249 • LEBANON, NH 03766 • 603-448-2650 • FAX: 603-448-2476

WORTH MOUNTAIN CAPITAL SECURITIES, LLC

BALANCE SHEET

DECEMBER 31, 2008

ASSETS

Cash	$	18,153
Prepaid expenses		1,654
	$	19,807

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	4,283
Member's equity		15,524
	$	19,807

The accompanying notes to financial statements
are an integral part of these statements.

WORTH MOUNTAIN CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES:	
Registration expenses	$ 19,317
Professional fees	6,672
Other operating expenses	4,328
Occupancy expenses	2,500
Compliance expenses	950
	33,767
INTEREST INCOME	216
NET LOSS	(33,551)
MEMBER CAPITAL CONTRIBUTIONS	49,075
MEMBER'S EQUITY, December 31, 2008	$ 15,524

The accompanying notes to financial statements
are an integral part of these statements.

WORTH MOUNTAIN CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (33,551)
Changes in operating assets and liabilities:	
Prepaid expenses	(1,654)
Accounts payable	4,283
NET CASH USED BY OPERATING ACTIVITIES	(30,922)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member capital contributions	49,075
NET CASH PROVIDED BY FINANCING ACTIVITIES	49,075
NET INCREASE IN CASH AND CASH EQUIVALENTS	18,153
CASH AND CASH EQUIVALENTS, beginning of year	-
CASH AND CASH EQUIVALENTS, end of year	$ 18,153

The accompanying notes to financial statements
are an integral part of these statements.

WORTH MOUNTAIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Organization and business:

Worth Mountain Capital Securities, LLC ("the Company") was organized on November 15, 2007 as a Delaware limited liability company and initially funded with capital in early 2008 for the purpose of advising clients on the private placement of equity and debt securities, acting as a finder in merger and acquisition transactions and for advising clients on miscellaneous investment transactions.

Worth Mountain Capital Partners, LLC ("WMCP") is the sole member of the Company. WMCP has elected its two owners to manage the operations of the Company.

On September 14, 2008, the Company's application for membership into the Financial Industry Regulatory Authority ("FINRA") was granted. Accordingly, the Company must comply with federal securities laws and rules and regulations; the rules of the Municipal Securities Rulemaking Board and the Treasury Department; and the National Association of Securities Dealers and FINRA rules and regulations.

The Company is required to maintain a minimum capital requirement of $5,000 and is prohibited from holding customer funds or safekeeping customer securities. In addition, the Company must obtain prior approval of FINRA before removing or modifying any restrictions imposed or before effecting a material change in business operations and it must file written notice and application with FINRA at least 30 days prior to effecting a change in ownership or control.

2. Summary of Significant Accounting Policies:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents

Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and temporary cash investments. The Company places its cash and money market accounts with highly rated financial institutions. Cash on hand at federally insured institutions may exceed insurance limits from time to time. The Company has not experienced any losses in such accounts, and monitors the credit worthiness of the financial institutions with which it conducts business.

Income Taxes - For tax purposes, the Company is considered a disregarded entity. Consequently, any income or loss attributed to the Company is reported on the income tax returns of WMCP.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

3. Related party transactions:

The Company has agreed to reimburse WMCP for certain occupancy and administrative expenses. For the year ended December 31, 2008, payments to WMCP amounted to $3,000.